Exhibit 6.2

January 7, 2022

Mr. Mark Marlow

100 Fuller St S,

Shakopee, MN 55379

Re: Offer of Employment

Dear Mark:

On behalf of NowRx, Inc. (the "Company"), I am very pleased to offer you full-time employment, in accordance with the terms of this letter, in the position of Chief Financial Officer, starting on or before Feb 1, 2022. As CFO you will be primarily responsible for leading the company’s Finance, Accounting and Capital raise efforts, and preparing the Company for a successful IPO process or other exit event in the next 3-5 years.

Cash Compensation

As a regular full-time exempt employee you will initially earn an annual base salary of $250,000, paid bi-weekly. It is anticipated that after closing Series C, the Company will form a Compensation Committee to revisit compensation packages for all C-suite level employees, including yourself, based on comparable companies at similar stage and size. In addition to your base salary, you will be eligible for additional cash bonuses of between 0 and 15% of base salary, at the Board’s sole discretion and based on overall Company performance metrics.

You will have a direct reporting relationship to the CEO and co-Founder, Cary Breese. From time to time, you may be asked to discuss and/or present your progress to the Board of Directors.

Performance reviews will take place annually, but there will likely be opportunity for direct feedback from the CEO and/or Board more frequently. As Chief Financial Officer, your performance will be measured against the Company’s financial performance targets, for which you will play a significant role in defining and managing. You are also tasked with securing funding from institutional growth and/or PE funds, and/or strategic investors (see more detail below under Equity section).

All payments to you under this letter shall be reduced by all applicable withholdings required by Federal, state or local law.

Health Care and Other Benefits

You will be eligible to participate in the Company's group health care plan and to receive any other fringe benefits made available to employees at your level as such plan and other benefits may exist and/or be modified from time to time. You will initially have 3 weeks paid time off (PTO) for the first 12 months, and after your first anniversary you will have 4 weeks PTO per year.

In addition, the Company shall reimburse you for all other reasonable travel and business expenses incurred by you in the performance of your duties. Expenses outside of ordinary travel to and from the Company’s various locations, or any single item over $1,000, require verbal approval of CEO. Notwithstanding the foregoing, the Company will cover airline travel expenses for you and/or your wife roundtrip between Orange County and Minneapolis, MN, one per month, not to exceed $1,000 per month.

You will receive a one-time relocation expense bonus of $20,000 to help defray your costs associated with relocation to the Company’s Southern California headquarters. You will also be entitled to expense monthly cell phone expenses of up to $300 per month.

Equity

After commencement of your employment, and subject to approval by the Company’s Board of Directors, you will receive an initial stock option grant to purchase up to 331,221 shares of the Company’s common stock (“Initial Grant”). The grant date and the option price will be established on the date the Board of Directors (or a Committee of the Board) grants the options to you pursuant to the Company’s 2015 Stock Incentive Plan. During and subject to your continued employment with the Company, this stock option shall vest and become exercisable based on the passage of time (vesting monthly in a series of 48 equal monthly installments provided you remain employed by the Company – ie., 4-year vesting). Your option grant will be subject to the terms of the related notice of grant and stock option agreement thereunder. In the event of an IPO or acquisition, your stock options will be subject to single trigger accelerated vesting, according to the terms in the Stock Option Grant, Stock Option Agreement and 2015 NowRx Stock Option Plan, attached here as Exhibit B, Exhibit C and Exhibit D, respectively.

Equity Bonus

You will be eligible to receive an additional stock option grant to purchase 198,733 shares of the Company’s common stock (“Bonus Grant”) if at any point before 3/31/2023, the Company closes an institutional funding round of $100 million or more, or an amount less than $100 million if the lesser amount is deemed sufficient in combination with the rest of your job performance, as determined in the Board’s sole discretion. The Equity Bonus grant will have the same strike price and vesting start date as the Initial Grant, to the extent allowable by laws and regulations.

"At Will" Employment

Employment with the Company is "at-will." This means that it is not for any specified period of time and can be terminated by you or by the Company at any time, with or without advance notice, and for any or no reason or for cause. It also means that your job duties, title and responsibility and reporting level, compensation and benefits, as well as the Company's personnel policies and procedures, may be changed with or without notice at any time in the sole discretion of the Company. This "at-will" nature of your employment may not be changed, except in an express written agreement signed by you and by the Company.

If you are terminated, all accrued salary will be paid-in-full by the Company within 3 business days from the effective date of termination.

Severance

If the company decides to terminate your employment without cause, you will be given a cash severance payment equal to 6 months of your regular salary, based on your salary rate in effect in the month immediately preceding such termination.

Should termination without cause happen after your first year of employment and 90 days before an IPO or closing date of an acquisition (“Change in Control”), your unvested options will be subject to accelerated vesting as described in the attached Stock Option Grant, Exhibit B.

No Conflict of Interest

The Company requires that, as an employee, you refrain from conduct that creates a conflict of interest between your own interests and the interests of the Company.

Conditions

This offer, and any employment pursuant to this offer, is conditioned upon the following:

●	For those employees that are required to travel on company business, you will be required to pay for your travel expenses in advance and submit your receipts for reimbursement in accordance with our expense reimbursement policy.
●	As required by law, your ability to provide a satisfactory documentary proof of your identity and right to work in the United States of America no later than the third day after you commence working for the Company.
●	Your signed agreement to, and ongoing compliance with, the terms of the enclosed Employee Proprietary Information and Inventions Agreement.
●	Your signed agreement to the terms of the attached Mutual Agreement to Arbitrate Employment Disputes without modification.
●	Your return of the enclosed copy of this letter, after being signed by you without modification.
●	By signing and accepting this offer, you represent and warrant that you are not subject to any pre-existing contractual or other legal obligation with any person, company or business enterprise which may be an impediment to your employment with, or your providing services to, the Company, as its employee, and you are agreeing to have your background checked by the Company and that your employment will be contingent on a satisfactory report.

●	If you accept employment, you may not either bring onto Company premises or use in any manner any confidential or proprietary information developed, used or disclosed to you while you were employed by another company or entity.

Entire Agreement

If you accept this offer, this letter and the written agreements referenced in this letter shall constitute the complete agreement between you and the Company with respect to the terms and conditions of your employment. Any representations not contained in this letter, or contrary to those contained in this letter (whether written or oral), that may have been made to you are expressly canceled and superseded by this offer. Except as otherwise specified in this letter, the terms and conditions of your employment pursuant to this letter may not be changed, except by the Company in writing. If you accept this offer, please date and sign below, and return your signature to me.

Sincerely,

Cary J. Breese,

CEO

I accept the above offer on the terms and conditions outlined in this letter:

Dated:
Signature

MUTUAL AGREEMENT TO ARBITRATE EMPLOYMENT DISPUTES

This Mutual Agreement to Arbitrate Employment Disputes, dated the same date as the offer letter (this “Agreement”) is by and between NowRx, Inc. (the “Company”) and the undersigned employee (“Employee,” together with the Employer, the “Parties”).

To the fullest extent allowed by law, any controversy, claim or dispute between Employee and the Company (and/or any of its owners, directors, officers, employees, affiliates, or agents) relating to or arising out of Employee's employment or the cessation of that employment will be submitted to final and binding arbitration in the county in which Employee work(ed) for determination in accordance with the American Arbitration Association's ("AAA") National Rules for the Resolution of Employment Disputes, as the exclusive remedy for such controversy, claim or dispute. In any such arbitration, the parties may conduct discovery to the same extent as would be permitted in a court of law. The arbitrator shall issue a reasoned, written decision, and shall have full authority to award all remedies which would be available in court. The Company shall pay the arbitrator's fees and any AAA administrative expenses. Any judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Possible disputes covered by the above include (but are not limited to) unpaid wages, breach of contract, torts, violation of public policy, discrimination, harassment, or any other employment-related claims under laws including but not limited to, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, the California Labor Code, and any other statutes or laws relating to an employee's relationship with his/her employer, regardless of whether such dispute is initiated by the employee or the Company. Thus, this bilateral arbitration agreement fully applies to any and all claims that the Company may have against an employee, including but not limited to, claims for misappropriation of Company property, disclosure of proprietary information or trade secrets, interference with contract, trade libel, gross negligence, or any other claim for alleged wrongful conduct or breach of the duty of loyalty by an employee. However, claims for workers' compensation benefits and unemployment insurance (or any other claims where mandatory arbitration is prohibited by law) are not covered by this arbitration agreement, and such claims may be presented by either Employee or the Company to the appropriate court or government agency. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH EMPLOYEE AND THE COMPANY GIVE UP ALL RIGHTS TO TRIAL BY JURY. This arbitration agreement is to be construed as broadly as is permissible under applicable law.

Employee acknowledges that he or she (1) has read and understands this Agreement; (2) is fully aware of its legal effect; and (3) has entered into this Agreement freely and voluntarily.

ACCEPTED AND AGREED:
EMPLOYEE	NOWRX, INC

Employee Signature	Company Representative Signature

Cary J. Breese
Ne	Name

CEO
Title	Title